Filed pursuant to Rule 433

Registration Statement Nos. 333-178546 and 333-156913

September 14, 2012

Relating to Preliminary Prospectus Supplement

dated September 14, 2012

Final Term Sheet

Issuer:	Republic of Colombia

Transaction:	4.375% Global TES Bonds due 2023

Expected Issue Ratings*:	Baa3/BBB-/BBB-

Format:	SEC Registered

Issue Currency	Colombian Pesos

Payment Currency	U.S. dollars

Principal Amount:	Ps. 1,000,000,000,000 (equivalent to US$ 555,688,303.32)

Representative Market Rate:	Ps. 1,799.57 per U.S. $1.00

Pricing Date:	September 14, 2012

Settlement Date:	September 21, 2012 (T + 5)

Optional Redemption:	At any time on or after December 21, 2022, the Republic will have the right, at its option, to redeem the bonds at a redemption price equal to 100% of the principal amount of the bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

Maturity Date:	March 21, 2023

Interest Payment Dates:	March 21 of each year, commencing March 21, 2013, to the holders of record on the March 6th preceding each payment date

Yield to Maturity:	4.50%

Coupon:	4.375%

Price to public:	98.995% plus accrued interest, if any, from September 21, 2012

Net Proceeds (before expenses) to Issuer:	U.S.$ 548,714,415.11 plus accrued interest, if any, from September 21, 2012

Use of Proceeds:	General budgetary purposes

Day Count:	Interest will be computed on the basis of the actual number of days during the period in respect of which interest is being paid, not to exceed 365, divided by 365.

Denominations:	Ps. 5,000,000 and increments of Ps. 1,000,000 in excess thereof

Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Ps. 500,000,000,000 Morgan Stanley & Co. LLC Ps. 500,000,000,000

Billing and Delivering:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Preliminary Prospectus Supplement:	http://sec.gov/Archives/edgar/data/917142/000119312512391713/d411998d424b3.htm
Clearing:	Euroclear/Clearstream
CUSIP/ISIN	195325 BP9/US195325BP97

*    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed registration statements (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.